UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Saugatuck Capital Company, Limited Partnership III
   One Canterbury Green
   Stamford, CT  06901
   USA
2. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Warrants to purchase c|$1.50   |06/17|P   | |1,380,000  |A  |06/17|06/17|Common Stock|1,380,0|(2)    |1,380,000   |D(1|            |
ommon stock           |        |/97  |    | |           |   |/97  |/02  |            |00     |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
         (1) Greyrock Partners Limited Partnership, a Delaware limited partnership ("Greyrock"), is the sole general partner of the Reporting Person. By virtue of the relationship described above,
Greyrock may be deemed to control the Reporting Person and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by the Reporting Person. Frank
J. Hawley, Jr., Christy S. Sadler, Owen S. Crihfield, Richard P. Campbell, Jr., and Barbara E.
Parker (collectively, the "Saugatuck Partners") are each general partners of Greyrock. However, none of the Saugatuck Partners, acting alone, has voting or investment power with respect to the securities of the Issuer directly beneficially held by Saugatuck III, and, as a result, each Saugatuck
Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by
Saugatuck III. Each of the Saugatuck Partners disclaims any pecuniary interest in any Issuer securities, other than to the extent of such Saugatuck Partner's indirect proportionate interest in the Reporting Person.
     Each of the Reporting Person and Greyrock may be deemed to be a member of a group holding in excess of 10% of the Issuer's Common Stock. However, the Reporting Person and
Greyrock each disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by any other person, except as provided above.
     (2) On June 17, 1997, the Reporting Person and certain other stockholders of the Issuer (the
"Stockholders") invested an aggregate of $15 million in newly issued Class A Preferred Stock and warrants of the Issuer. The Reporting Person invested a total of $1,800,000 of such amount.

Joint Filer Name:  Greyrock Partners Limited
Partnership
Address:     One Canterbury
Green,
	    Stamford, Connecticut
06901
Signature:   __/s/ Richard P. Campbell,
Jr._______________
	Richard P.  Campbell, Jr., General
Partner
SIGNATURE OF REPORTING PERSON
/s/ Richard P. Campbell, Jr., G.P., Greyrock Partners, G.P.
DATE
July 10, 1997